UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Porch Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

733245 104
(CUSIP Number)

Matthew A. Ehrlichman 411 1st Avenue S., Suite 501 Seattle, Washington 98104 206-947-2472
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 733245 104	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Matthew A. Ehrlichman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,539,878 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,627,552

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,539,878 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
This amount includes an aggregate 912,326 shares of Common Stock which constitute Earnout Consideration (as defined in the Original Schedule 13D), over which the Reporting Person has voting power but not dispositive power.

CUSIP No. 733245 104	Page 3 of 5 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Porch Group, Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 411 1st Avenue South, Suite 501, Seattle, Washington 98104. This Amendment No. 4 amends and supplements, as set forth below, the Schedule 13D filed by Mr. Ehrlichman on December 31, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed by Mr. Ehrlichman on February 16, 2022, Amendment No. 2, filed by Mr. Ehrlichman on March 21, 2022, and Amendment No. 3 filed by Mr. Ehrlichman on May 17, 2022 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On November 18, 2022, Mr. Ehrlichman purchased 58,132 shares of Common Stock for an aggregate purchase price of approximately $96,650.26, excluding commissions, using his personal funds.

On November 21, 2022, Mr. Ehrlichman purchased 46,508 shares of Common Stock for an aggregate purchase price of approximately $75,812.69, excluding commissions, using his personal funds.

On November 22, 2022, Mr. Ehrlichman purchased 152,309 shares of Common Stock for an aggregate purchase price of approximately $237,175.57, excluding commissions, using his personal funds.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 8, 2022, the Company announced that its Board of Directors (the “Board”) approved a new repurchase program authorizing management’s deployment of up to $15 million to repurchase Common Stock and/or convertible notes and that certain executive officers and directors of the Company may also purchase shares of Common Stock in accordance with the Company’s insider trading policy and federal securities laws.

Mr. Ehrlichman advised the Company that he intends to purchase an indeterminate number of shares of Common Stock in an aggregate amount of up to $5 million in open market transactions, subject to market conditions and legal and regulatory requirements, at prices and other terms acceptable to Mr. Ehrlichman depending on various factors, including, without limitation, the Company’s financial position, operations, prospects, capital structure, strategic direction, actions taken by the Board, price levels of Common Stock, other investment opportunities available to Mr. Ehrlichman, conditions in the securities market and general economic and industry conditions.  Mr. Ehrlichman retains the right not to make such purchases or to purchase more than such amount of Common Stock.

Mr. Ehrlichman and the Company have agreed to coordinate any purchases of Common Stock in order to, among other things, comply with the safe harbor provisions of Exchange Act Rule 10b-18, including the “one broker” requirement and the volume limitations, until such time as the Company decides to terminate its purchase program.

Except as set forth above, Mr. Ehrlichman does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (h) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

CUSIP No. 733245 104	Page 4 of 5 Pages
Item 5.	Interest in Securities of the Issuer

Items 5(a) - (c) of the Schedule 13D are hereby amended and supplemented as follows:

(a, b) As of the date hereof, Mr. Ehrlichman may be deemed to beneficially own 18,539,878 shares of Common Stock, representing approximately 18% of the shares of Common Stock outstanding. This amount includes (i) 8,557,081 shares of Common Stock held directly by Mr. Ehrlichman, (ii) 1,892,203 shares of Common Stock that are obtainable upon exercise of options granted to Mr. Ehrlichman by the Company, all of which are currently exercisable, (iii) 761,556 shares of Common Stock that are obtainable upon vesting and settlement of RSUs granted to Mr. Ehrlichman by the Company, of which 72,423 RSUs vest within 60 days, (iv) 683,530 shares of Common Stock which constitute unvested Earnout Consideration held by Mr. Ehrlichman, (v) 6,416,712 shares of Common Stock held by West Equities, LLC, over which Mr. Ehrlichman has sole voting and investment power, and (vi) 228,796 shares of Common Stock which constitute unvested Earnout Consideration held by West Equities LLC. The 683,530 shares of Common Stock which constitute Earnout Consideration held by Mr. Ehrlichman and the 228,796 shares of Common Stock which constitute Earnout Consideration held by West Equities LLC all are currently unvested and will vest only if, at any time during the three years following the closing of the Business Combination, the volume-weighted average price of Common Stock is greater than or equal to $22.00 for any twenty trading days within any thirty-trading day period. However, Mr. Ehrlichman currently has voting power over the shares of Common Stock which constitute Earnout Consideration held directly by each of Mr. Ehrlichman and West Equities LLC and, accordingly, these shares have been added to his beneficial ownership reported herein.

Mr. Ehrlichman’s reported beneficial ownership excludes 1,517,186 shares of Common Stock underlying PRSUs granted to Mr. Ehrlichman, which will only be issued to Mr. Ehrlichman upon satisfaction of the following performance conditions: 294,580 of the PRSUs will be earned each time when, within 36 months following the grant date, the closing price of a share of Common Stock is greater than or equal to $26.00, $28.00 and $30.00, respectively, over any 20 trading days within any 30-consecutive trading day period. The remaining 633,446 PRSUs are subject to two performance goals, an Absolute Share Price and TTM Revenue Condition, each year over a three-year performance period (each year, an “Achievement Period”) and for the Achievement Periods in each of 2022, 2023 and 2024, Mr. Ehrlichman can earn 50% and 100% of one-third of the PRSUs (with straight-line interpolation between threshold and target) based upon the Absolute Share Price exceeding threshold and target amounts, provided that the TTM Revenue Condition target is also met for the applicable Achievement Period. For the Achievement Period in 2024, Mr. Ehrlichman can also earn up to 200% of the full PRSU award if the Absolute Share Price exceeds target and maximum amounts and the TTM Revenue Condition target is met for 2024; provided, that the maximum payout of the PRSU award is 200% of the target PRSUs for all Achievement Periods.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) and are based on the sum of (i) 100,554,543 shares of Common Stock outstanding as of November 7, 2022 as reported in the Company’s quarterly report on Form 10-Q filed on November 9, 2022, (ii) the 1,892,203 shares of Common Stock issuable to Mr. Ehrlichman upon exercise of options granted to Mr. Ehrlichman by the Company, and (iii) the 761,556 shares of Common Stock issuable to Mr. Ehrlichman upon vesting and (assuming gross) settlement of the RSU Awards.

(c) Mr. Ehrlichman purchased the additional shares of Common Stock listed below, using personal funds, following the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2022.  Mr. Ehrlichman undertakes to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth herein.

Date	Number of Shares	Purchase Price
November 18, 2022	58,132	$1.6626	[1]
November 21, 2022	46,508	$1.6301	[2]
November 22, 2022	152,309	$1.5572	[3]

1 The price reported in this column is a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $1.64 to $1.69, inclusive.
2 The price reported in this column is a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $1.56 to $1.67, inclusive.
3 The price reported in this column is a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $1.475 to $1.63, inclusive.

Other than as set forth herein, no transactions in the Company’s securities have been effected by Mr. Ehrlichman during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following at the end thereof:

The terms of Mr. Ehrlichman’s PRSU awards are set forth in the Company’s Form of Performance-Based (Market-Condition) Restricted Stock Unit Award Agreement (CEO), filed as Exhibit 99.5 to this Schedule 13D and incorporated herein by reference and the Company’s Form of Performance-Based Restricted Stock Unit Award Notice and Agreement (Initial Awards in 2022), filed as Exhibit 99.6 to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

99.5
Form of Performance-Based (Market-Condition) Restricted Stock Unit Award Agreement (CEO) (incorporated by reference from Exhibit 10.1 to Porch Group Inc.’s Form 8-K filed with the SEC on February 11, 2022)

99.6
Form of Performance-Based Restricted Stock Unit Award Notice and Agreement (Initial Awards in 2022) (incorporated by reference from Exhibit 10.2 to Porch Group Inc.’s Form 8-K filed with the SEC on May 23, 2022)

CUSIP No. 733245 104	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2022

Matthew A. Ehrlichman

	By:	/s/ Matthew A. Ehrlichman